

February 28, 2024

Zonghan Wu
Chief Executive Officer
SSHT S&T Group Ltd.
46 Reeves Road, Pakuranga
Auckland, New Zealand, 2010

> **Re: SSHT S&T Group Ltd.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed February 16, 2024**
> **File No. 333-271831**

Dear Zonghan Wu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2024 letter.

Amendment No. 8 to Registration Statement on Form S-1

Summary Compensation Table, page 37

1. We note your revisions to the summary compensation table pursuant to comment 4. However, the remainder of the information in this section (such as outstanding equity awards and options and stock appreciation rights) have not been updated as of the most recently completed fiscal year. Please revise accordingly.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jeff Turner, Esq.